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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                   Cyrk, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   232817 10 6
                                 --------------
                                 (CUSIP Number)

                                Patrick D. Brady
                                 c/o Cyrk, Inc.
                                   3 Pond Road
                              Gloucester, MA 01930
                              --------------------
                                 (978) 283-5800
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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                         (Continued on following pages)

                              (Page 1 of ___ Pages)


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--------------------                                        --------------------
CUSIP NO. 232817 10 6                  13D                   PAGE    OF    PAGES
---------------------                                       -------------------
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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Patrick D. Brady

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                     (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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                           7.       SOLE VOTING POWER

                                    1,448,933

                           -----------------------------------------------------
NUMBER OF                  8.       SHARED VOTING POWER
SHARES
BENEFICIALLY                        5,022,379*
OWNED BY
EACH                       -----------------------------------------------------
REPORTING                  9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                    1,448,933*

                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,448,933*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2% (Based on the number of shares of Cyrk, Inc. common stock reported as being outstanding in Cyrk, Inc's Quarterly Report on Form 10-Q for the quarter ending June 30, 1999)*

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14.      TYPE OF REPORTING PERSON

         IN

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*        Pursuant to the Shareholders Agreement, dated June 9, 1997 by and among
         Cyrk, Inc., Allan Brown, Eric Stanton, Gregory Shlopak and Patrick
         Brady (the "SHAREHOLDERS AGREEMENT"), which Agreement is described in
         Item 4 of Mr. Brady's Schedule 13D, and a copy of which is filed with


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         the Schedule 13D, certain shareholders of the Company are required, in specified circumstances, to vote all of the shares of the Company's Common Stock held by each such shareholder in favor of the Reporting Person's election to the Board of Directors of the Company. Accordingly, the Reporting Person may be deemed to be part of a "group" with such shareholders and have voting power over 4,869,046 shares of Common Stock (or approximately 30.9% of the Company's Common Stock, based on the number of shares of Common Stock reported as being outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 1999). See Item 4 of the Schedule 13D. The parties to the Shareholders Agreement have also entered into a Termination Agreement (described in Item 6, below), filed as EXHIBIT
         99.2 to this 13-D/A, pursuant to which the parties have agreed to terminate the Shareholders Agreement, effective and conditioned upon consummation of the transactions contemplated by a Securities Purchase Agreement among the Company and Overseas Toys, L.P., dated September 1, 1999.

         In addition, pursuant to the Voting Agreement described in Item 6 below, a copy of which is attached as Exhibit 99.1, certain shareholders of the Company, including the Reporting Person, are required, in specified circumstances, to vote all of the shares of the Company's Common Stock held by each such stockholder in favor of the Securities Purchase Agreement (described in Item 6 below) and the designees of Overseas Toys for election to the Board of Directors of the Company. Accordingly, the Reporting Person may be deemed to be a "group" with such shareholders, although the Reporting Person does not control the voting of the shares of Common Stock owned by the other shareholders. In addition, disposition of the shares of Common Stock owned by the Reporting Person is restricted under certain circumstances by the Voting Agreement. Accordingly, Overseas Toys may be deemed to have shared dispositive power over the shares of Common Stock owned by the Reporting Person.

         The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 1,448,933 shares with respect to which he possesses sole dispositive power.


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         This Statement relates to the Schedule 13D (as amended and restated by
Amendment No. 1 thereto, the "SCHEDULE 13D") filed by Patrick D. Brady with regard to beneficial ownership of common stock, par value $.01 per share (the "COMMON STOCK"), of Cyrk, Inc. (the "COMPANY") and constitutes Amendment No. 2 thereto. Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Item 6 is hereby amended by adding the following:

         VOTING AGREEMENT. Pursuant to a Securities Purchase Agreement, dated as of September 1, 1999 (the "SECURITIES PURCHASE AGREEMENT"), between the Company and Overseas Toys, L.P., a Delaware limited partnership ("OVERSEAS TOYS"), Overseas Toys has agreed to purchase from the Company, and the Company has agreed to sell to Overseas Toys, (i) 25,000 shares of a new series of preferred stock of the Company and (ii) a warrant to purchase an additional 15,000 shares of a new series of preferred stock of the Company, subject to the satisfaction of certain conditions, including approval of the issuance of the shares of preferred stock and the warrant by the Company's stockholders. As an inducement to Overseas Toys to enter into the Securities Purchase Agreement, a Voting Agreement, dated as of September 1, 1999 (the "VOTING AGREEMENT"), was entered into among Overseas Toys, Mr. Brady and certain other stockholders of the Company (collectively with Mr. Brady, the "STOCKHOLDERS").

         Pursuant to the terms of the Voting Agreement, each Stockholder has irrevocably and unconditionally agreed to vote all shares of Common Stock that such Stockholder is entitled to vote in favor of the transactions contemplated by the Securities Purchase Agreement, and the transactions contemplated thereby, and against any action which would reasonably be expected to result in a failure of certain conditions to the consummation of the transactions contemplated by the Securities Purchase Agreement. Each Stockholder also irrevocably and unconditionally agreed to vote all shares of Common Stock that such Stockholder is entitled to vote in favor of the designees of Overseas Toys nominated by the Company (or which Overseas Toys is entitled to have nominated by the Company) for election as directors at any meeting of the Company's stockholders called for such purpose. Each Stockholder also granted a proxy appointing Overseas Toys as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely in the manner contemplated by the Voting Agreement.

         Under the Voting Agreement, Mr. Brady has also agreed not to sell or otherwise dispose of any shares of Common Stock held by him to the vote to approve the Securities Purchase Agreement or prior to the Company's 2001 Annual Meeting of Stockholders (but in no event later than December 31, 2001), except that any of the Stockholders may sell shares of Common Stock so long as the recipient agrees to be bound by the terms of the Voting Agreement and executes a counterpart to such effect. Certain Stockholders (not including Mr. Brady) are excluded from the requirements of these restrictions in certain instances.

         The Voting Agreement will terminate upon the earlier to occur of: (1) the termination of the Securities Purchase Agreement in accordance with its terms, (2)


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Overseas Toys ceasing to have the right to designate three nominees to the Board of Directors pursuant to the Securities Purchase Agreement, or (3) September 1, 2019. In addition, the Voting Agreement will terminate as to any Stockholder at such time as such Stockholder ceases to beneficially own any shares (other than as a result of a disposition of such shares in violation of the Voting Agreement).

         A copy of the Voting Agreement is filed herewith as EXHIBIT 99.1 and is incorporated herein in its entirety.

         TERMINATION AGREEMENT. In connection with the execution and delivery of the Securities Purchase Agreement and the Voting Agreement, the parties to the Shareholders Agreement entered into a Termination Agreement, dated as of September 1, 1999 (the "TERMINATION AGREEMENT"), which terminates the Shareholders Agreement, effective upon the consummation of the transactions contemplated by the Securities Purchase Agreement. If the transactions contemplated by the Securities Purchase Agreement are not consummated, the Shareholders Agreement will remain in full force and effect. Under the Termination Agreement, Eric Stanton cannot request to be added to the Board of Directors until the termination of the Securities Purchase Agreement.

         The foregoing descriptions of the Voting Agreement and Termination Agreement are qualified in their entirety by reference to the Voting Agreement and Termination Agreement, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively.

         A copy of the Termination Agreement is filed herewith as EXHIBIT 99.2 and is incorporated herein in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT 99.1. Voting Agreement, dated as of September 1, 1999, by and among Overseas Toys, L.P., a Delaware limited partnership, Patrick D. Brady, Allan I. Brown, Gregory P. Shlopak, The Shlopak Foundation, Cyrk International Foundation and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990.

         EXHIBIT 99.2. Termination Agreement, dated as of September 1, 1999, by and among the Company, Patrick D. Brady, Allan I. Brown, Gregory P. Shlopak, Eric Stanton and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated: September ___, 1999


                                         -------------------------------
                                         Patrick D. Brady






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                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

Exhibit 99.1 Voting Agreement, dated as of September 1, 1999, by and among Overseas Toys, L.P., a Delaware limited partnership, Patrick
                  D. Brady, Allan I. Brown, Gregory P. Shlopak, The Shlopak Foundation, Cyrk International Foundation and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990.

Exhibit 99.2 Termination Agreement, dated as of September 1, 1999, by and among the Company, Patrick D. Brady, Allan I. Brown, Gregory
                  P. Shlopak, Eric Stanton and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990.